Exhibit 99.1

500.com Limited Reports Third Quarter 2014 Financial Results

SHENZHEN, China, November 20, 2014—500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a leading online sports lottery service provider in China, today reported its unaudited financial results for the third quarter of 2014.

Third Quarter 2014 Highlights

•	Total purchase amount was RMB2,244.6 million (US$365.7 million), representing a 7.2% increase from the second quarter of 2014 and a 205.1% increase from the third quarter of 2013.

•	Net revenues were RMB187.6 million (US$30.6 million), representing a 20.2% increase from the second quarter of 2014 and a 171.1% increase from the third quarter of 2013.

•	Operating profit was RMB39.3 million (US$6.4 million), representing a 33.9% decrease from the second quarter of 2014 and a 122.0% increase from the third quarter of 2013.

•	Non-GAAP operating profit was RMB79.3 million (US$12.9 million), representing a 17.8% increase from the second quarter of 2014 and a 333.3% increase from the third quarter of 2013.

•	Net income attributable to ordinary shareholders was RMB39.6 million (US$6.5 million),representing a 47.5% decrease from the second quarter of 2014 and a 216.8% increase from the third quarter of 2013.

•	Non-GAAP net income attributable to ordinary shareholders excluding share-based compensation expenses was RMB79.6 million (US$13.0 million), representing a 4.3% decrease from the second quarter of 2014 and a 485.3% increase from the third quarter of 2013.

•	Basic and diluted earnings per ADS[1] attributable to ordinary shareholders were US$0.19 and US$0.18, respectively.

•	Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders excluding share-based compensation expenses were US$0.37 and US$0.36, respectively.

•	Number of active users was approximately 3,500,000 during the third quarter of 2014, representing a 38.3% increase from the second quarter of 2014.

“I am pleased to report another solid quarter of growth as our business continues to gain momentum,” commented Mr. Man San Law, Founder, Chairman and Chief Executive Officer of 500.com. “Total purchase amount reached a new record high of US$365.7 million, a 205.1% increase from the same period last year. We are seeing a very real and rapid shift towards mobile as mobile traffic increase at a faster pace than PC traffic. While active users of our mobile app increased only slightly sequentially, they now account for almost half of the total purchase amount, a 74.8% increase from last quarter. With traction for our mobile products increasing rapidly, we will continue to invest in their redesign, service development and marketing as we work to create a great user experience. We are confident that our mobile strategy and its enhanced services will strengthen our position as China’s leading online sports lottery service and generate sustainable, long-term revenue.”

1 American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

Third Quarter 2014 Operational Results

Active Users

Active users increased by 38.3% to approximately 3,500,000 during the third quarter of 2014 from 2,530,000 in the second quarter of 2014.

Active New Users2

The Company had a total of 3,233,000 active new users during the quarter, an increase of 49.7% from 2,160,000 active new users during the second quarter of 2014. Active new users accounted for RMB1,371.1 million (US$223.4 million) of the Company’s total purchase amount during the third quarter of 2014, an increase of 11.6% from RMB1,228.3 million during the second quarter of 2014.

Active Users - Platforms

●	PC

The Company had a total of 1,014,000 active PC users during the quarter, a decrease of 5.0% from 1,067,000 active PC users during the second quarter of 2014. Active PC users accounted for RMB 1,173.7 million(US$191.2 million), or 52.3% of the Company’s total purchase amount during the third quarter of 2014, a decrease of 14.6% from RMB1,374.9 million during the second quarter of 2014.

●	Mobile App

The Company had a total of 736,000 active mobile app users during the quarter, an increase of 3.7% from 710,000 active mobile app users during the second quarter of 2014. Active mobile app users accounted for RMB862.4 million (US$140.5 million), or 38.4% of the Company’s total purchase amount during the third quarter of 2014, an increase of 74.8% from RMB493.4 million during the second quarter of 2014.

●	Mobile Website

The Company had a total of 2,485,000 active mobile website users during the quarter, an increase of 68.5% from 1,475,000 active mobile website users during the second quarter of 2014. Active mobile website users accounted for RMB208.5 million (US$34.0 million), or 9.3% of the Company’s total purchase amount during the third quarter of 2014, a decrease of 7.3% from RMB224.9 million during the second quarter of 2014.

2 Active new user is defined as a user who made their first purchase during the current year.

Active Users - Direct and Third Party Channels

●	Direct Active Users

The Company had a total of 1,091,000 direct active users during the quarter, an increase of 41.9% from 769,000 direct active users during the second quarter of 2014. Direct active users accounted for RMB2,034.6 million (US$331.5 million) of the Company’s total purchase amount during the third quarter of 2014, an increase of 11.1% from RMB1,831.1 million during the second quarter of 2014.

●	Third Party Channels

The Company had a total of 2,409,000 third party channel active users during the quarter, an increase of 36.8% from 1,761,000 third party channel active users during the second quarter of 2014. Third party channel active users accounted for RMB210.0 million (US$34.2 million) of the Company’s total purchase amount during the third quarter of 2014, a decrease of 19.9% from RMB262.1 million during the second quarter of 2014.

Third Quarter 2014 Financial Results

Net Revenues

Net revenues were RMB187.6 million (US$30.6 million), representing an increase of 171.1% from RMB69.2 million during the third quarter of 2013 and an increase of 20.2% from RMB156.1 million during the second quarter of 2014.

Total purchase amount was RMB2,244.6 million(US$365.7 million), an increase of 205.1% from RMB735.6 million during the third quarter of 2013 and an increase of 7.2% from RMB2,093.2 million during the second quarter of 2014. The significant increase over the third quarter of 2013 was partially due to the 2014 FIFA World Cup which helped drive an increase in purchases of sports lottery products on related soccer matches.

Total service fees received from provincial sports lottery administration centers were RMB226.1 million (US$36.8 million), representing an increase of 175.4% from RMB82.1 million during the third quarter of 2013 and an increase of 2.2% from RMB221.2 million during the second quarter of 2014. The increase was approximately in-line with the increase in total purchase amount, and was partially offset by the added-value tax which replaced the business tax starting on June 1, 2014.

Operating Expenses

Operating expenses were RMB149.6 million (US$24.4 million), representing an increase of 178.1% from RMB53.8 million in the third quarter of 2013 and an increase of 50.5% from RMB99.4 million during the second quarter of 2014.

Cost of services were RMB16.5 million (US$2.7 million), representing an increase of 120.0% from RMB7.5 million during the third quarter of 2013 and 17.0% from RMB14.1 million during the second quarter of 2014. The year-over-year increase was mainly a result of the increase in the total purchase amount. Cost of services represented 8.8% of net revenues, compared with 10.8% in the third quarter of 2013 and 9.0% in the second quarter of 2014.

Sales and marketing expenses were RMB58.8 million (US$9.6 million), representing an increase of 138.1% from RMB24.7 million during the third quarter of 2013 and an increase of 16.7% from RMB50.4 million during the second quarter of 2014. Sales and marketing expenses represented 31.3% of net revenues, compared with 35.7% in the third quarter of 2013 and 32.3% in the second quarter of 2014. The year-over-year and quarter-over-quarter decreases in sales and marketing expenses as a percentage of net revenues were mainly due to the high sales and marketing expenses incurred in promoting the Company’s business in the third quarter of 2013 and during second quarter of the FIFA World Cup.

General and administrative expenses were RMB52.5 million (US$8.6 million), representing an increase of 250.0% from RMB15.0 million during the third quarter of 2013 and an increase of 101.1% from RMB26.1 million during the second quarter of 2014. Both the year-over-year and quarter-over-quarter increases were mainly a result of the increase in share-based compensation expenses associated with the share options granted to the Company’s employees during the fourth quarter of 2013 and the second quarter of 2014. General and administrative expenses represented 28.0% of net revenues, compared with 21.7% in the third quarter of 2013 and 16.7% in the second quarter of 2014. The increase in general and administrative expenses as a percentage of net revenues was mainly due to the increase in share-based compensation expenses associated with share options that were granted to the Company’s employees on June 19,2014.

Service development expenses were RMB18.5 million (US$3.0 million), representing an increase of 176.1% from RMB6.7 million during the third quarter of 2013 and an increase of 110.2% from RMB8.8 million during the second quarter of 2014. The increase were mainly due to an increase in the bonus accrued for employees and the share-based compensation expenses associated with share options that were granted to the Company’s employees in the Company’s service development departments. Service development expenses represented 9.9% of net revenues, compared with 9.7% in the third quarter of 2013 and 5.6% in the second quarter of 2014.

Operating Profit

Operating profit was RMB39.3 million (US$6.4 million), representing an increase of 122.0% from RMB17.7 million during the third quarter of 2013 and a decrease of 33.9% from RMB59.5 million during the second quarter of 2014.

Non-GAAP operating profit excluding share-based compensation expenses was RMB79.3 million (US$12.9 million), representing an increase of 333.3% from RMB18.3 million during the third quarter of 2013 and an 17.8% increase from RMB67.3 million in the second quarter of 2014.

Operating profit as a percentage of net revenue was 20.9% for the third quarter of 2014, compared 25.6% during the third quarter of 2013, and 38.1% in the second quarter of 2014. Operating profit as a percentage of total service fees was 17.4%.

Non-GAAP operating profit as a percentage of net revenue was 42.3% for the third quarter of 2014, compared to 26.4% during the third quarter of 2013, and 43.1% in the second quarter of 2014. Non-GAAP operating profit as a percentage of total service fees was 35.1%.

Net Income

Net income was RMB39.6 million (US$6.5 million), compared with a net income of RMB12.5 million during the third quarter of 2013 and RMB75.4 million during the second quarter of 2014. The sequential decrease was mainly due to (i) share-based compensation expenses in the amount of RMB40.0 million associated with the share options granted to the Company’s employees on June 19, 2014; and (ii) in the second quarter of 2014, a one-off reversal of corporate income tax accrued in 2013 fiscal year in the amount of RMB6.1 million, due to the reduction of the Company’s applicable tax rate to 10% as a result of the Company being designated as a “national key software enterprise” for the year 2013 and 2014 by the competent government authorities”.

Non-GAAP net income attributable to ordinary shareholders excluding share-based compensation expenses was RMB79.6 million (US$13.0 million), a decrease of 4.3% sequentially.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders were US$0.19 and US$0.18, respectively.

Non-GAAP basic and diluted earnings per ADS excluding share-based compensation expenses were US$0.37 and US$0.36.

Cash and Cash Equivalents

As of September 30, 2014, the Company had cash and cash equivalents of RMB505.5 million (US$82.4 million), restricted cash3 of RMB16.2 million (US$2.6 million) and time deposits4 of RMB411.3 million (US$67.0 million) compared with cash and cash equivalents of RMB439.3 million, restricted cash of RMB15.6 million and time deposits of RMB260.6 million as of June 30 ,2014.

Account Receivables

As of September 30, 2014, the Company had account receivables of RMB66.4 million (US$10.8 million), compared with RMB118.4 million as of June 30, 2014.

Prepayments and Other Current Assets

As of September 30, 2014, the balance of prepayment and other current assets was RMB139.2 million (US$22.7 million), compared with RMB231.0 million as of June 30, 2014. The current period end balance mainly included: i) RMB98.5 million (US$16.0 million) of prepayments deposited with lottery administration centers for future lottery ticket purchases; ii) RMB21.8 million (US$3.6 million) of receivables from third party payment service providers; iii) RMB3.4 million (US$0.6 million) of receivables from lottery administration centers for winnings; and iv) RMB15.5 million (US$2.5 million) of the current portion of deferred expenses and others.

Business Outlook

For the fourth quarter of 2014, the Company expects the total purchase amount to be between RMB1,650.0 million (US$268.8 million) and RMB1,750.0 million (US$285.1 million), representing a sequential decrease of 22.0% - 26.5% and a year-over-year increase of 54.1% - 63.4%. These estimates reflect the Company’s current and preliminary view, which is subject to possible material changes.

3 Restricted cash represents government grants received but pending final clearance.

4 Time deposits represent six-month fixed-interest deposits with commercial banks.

Conference Call

500.com’s management will host an earnings conference call on Thursday, November 20, 2014 at 8:00 a.m. U.S. Eastern Daylight Time (8:00 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

International:	+1-412-317-0790
U.S. Toll Free:	+1-877-870-4263
Hong Kong:	800-905945
China:	4001-201203
Passcode:	WBAI

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 12:00 a.m. U.S. Eastern Daylight Time, August 18, 2014. The dial-in details for the replay are as follows:

International:	+1-412-317-0088
U.S. Toll Free:	+1-877-344-7529
Passcode:	10050699

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of 500.com’s website at http://www.500.com.

Currency Convenience Translation

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.1380 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2014.

About 500.com Limited

500.com Limited (NYSE:WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the third companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China. According to iResearch, the Company had the largest market share among online lottery service providers for the third six months of 2013, in terms of the total purchase amount of sports lottery products.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation expenses and deferred tax expense/benefit relating to outside basis differences in our consolidated affiliated entities. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

For more information, please contact:

500.com Limited

ir@500wan.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

500.com Limited
Condensed Consolidated Balance Sheets
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares)

	As of
	December 31, 2013	September 30, 2014	September 30, 2014
	RMB	RMB	US$
	Audited	Unaudited	Unaudited

ASSETS
Current assets:
Cash and cash equivalents	544,318	505,528	82,360
Restricted cash	71,662	16,206	2,640
Time deposits	121,085	411,300	67,009
Accounts receivable	62,522	66,386	10,816
Prepayments and other current assets	94,273	139,207	22,680
Deferred tax assets, current portion	16,016	36,583	5,960
Total current assets	909,876	1,175,210	191,465

Non-current assets:
Property and equipment, net	36,213	39,577	6,448
Intangible assets, net	3,377	3,859	629
Deposits	5,939	8,369	1,362
Long-term investment	-	6,037	984
Deferred tax assets, non-current	157	157	26
Other non-current assets	2,738	346	56
Total non-current assets	48,424	58,345	9,505

TOTAL ASSETS	958,300	1,233,555	200,970

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short term loans	12,802	-	-
Accrued payroll and welfare payable	13,012	11,671	1,901
Accrued expenses and other current liabilities	88,246	114,934	18,725
Income tax payable	4,507	23,833	3,883
Total current liabilities	118,567	150,438	24,509

Non-current liabilities:
Long-term payables	30,313	24,687	4,022
Total non-current liabilities	30,313	24,687	4,022

Total liabilities	148,880	175,125	28,531

Shareholders’ Equity:
Class A ordinary shares, par value US$0.00005 per share, 700,000,000 shares authorized as of December 31, 2013 and September 30, 2014; 66,539,000 and 248,760,722 shares issued and outstanding as of December 31, 2013 and September 30, 2014, respectively	20	85	14
Class B ordinary shares, par value US$0.00005 per share; 300,000,000 shares authorized as of December 31, 2013 and September 30, 2014; 262,197,451 and 101,784,849 shares issued and outstanding as of December 31, 2013 and September 30, 2014, respectively	94	36	6
Additional paid-in capital	967,233	1,067,665	173,943
Accumulated other comprehensive income	10,492	16,555	2,697
Accumulated deficit	(168,419)	(25,911)	(4,221)
Total shareholders’ equity	809,420	1,058,430	172,439

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	958,300	1,233,555	200,970

500.com Limited
Condensed Consolidated Statements of Comprehensive Income
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended
	September 30, 2013	June 30, 2014	September 30, 2014	September 30, 2014
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Net Revenues	69,237	156,137	187,565	30,558

Operating expenses:
Cost of services	(7,496)	(14,126)	(16,507)	(2,689)
Sales and marketing	(24,667)	(50,389)	(58,837)	(9,586)
General and administrative	(14,985)	(26,053)	(52,475)	(8,549)
Service development expenses	(6,690)	(8,790)	(18,502)	(3,014)
Write-off of deferred offering expenses	-	-	(3,241)	(528)
Total operating expenses	(53,838)	(99,358)	(149,562)	(24,367)
Other operating income	2,577	3,292	3,332	543
Government grant	47	157	355	58
Other operating expense	(275)	(748)	(2,377)	(387)
Operating profit	17,748	59,480	39,313	6,405
Interest income	71	5,033	3,593	585
Interest expense	(278)	(120)	(6)	(1)
Income before income tax	17,541	64,393	42,900	6,989
Income tax benefit (expense)	(5,061)	11,010	(3,316)	(540)
Net income	12,480	75,403	39,584	6,449
Other Comprehensive Income (loss), net of tax
Foreign currency translation gain (loss)	1,218	(1,111)	(5,806)	(946)
Comprehensive Income	13,698	74,292	33,778	5,503
Earnings per share for Class A and Class B ordinary shares:
Basic	0.05	0.23	0.11	0.02
Diluted	0.05	0.21	0.11	0.02
Earnings per ADS*
Basic	-	2.28	1.14	0.19
Diluted	-	2.08	1.10	0.18
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	228,768,220	331,116,713	348,338,793	348,338,793
Diluted	247,658,970	361,789,103	359,039,133	359,039,133

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

500.com Limited
Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended
	September 30, 2013	June 30, 2014	September 30, 2014	September 30, 2014
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Operating profit	17,748	59,480	39,313	6,405
Adjustment for share-based compensation expenses	519	7,790	39,971	6,512
Adjusted operating profit (non-GAAP)	18,267	67,270	79,284	12,917

Net income	12,480	75,403	39,584	6,449
Adjustment for deferred tax expense relating to outside basis differences	599	-	-	-
Adjustment for share-based compensation expenses	519	7,790	39,971	6,512
Adjusted net income (non-GAAP)	13,598	83,193	79,555	12,961

Earnings per share for Class A and Class B ordinary shares (non-GAAP)
Basic	0.06	0.25	0.23	0.04
Diluted	0.05	0.23	0.22	0.04
Earnings per ADS* (non-GAAP)
Basic	-	2.51	2.28	0.37
Diluted	-	2.30	2.22	0.36

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.